Exhibit 99.1

CONTACT

Edward Wong, Financial Controller

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES, INC.

RECEIVES DELISTING DETERMINATION FROM NASDAQ;

COMPANY APPEALS DETERMINATION

HONG KONG, February 16, 2006 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China (PRC), today announced that it has received a Nasdaq Staff Determination that the Company’s recent acquisition of Feishang Mining Holdings Limited constitutes a “reverse merger” within the meaning of Nasdaq Marketplace Rule 4340(a).  As a result, Nasdaq rules require the post-acquisition Company to seek continued listing by filing a new listing application with Nasdaq, and meeting Nasdaq’s new listing criteria.

Nasdaq has advised the Company that, due to its failure to file a post-acquisition new listing application, the Company has not complied with Nasdaq Marketplace Rule 4340(a) and, as a result, its securities will be delisted from Nasdaq effective as of the opening of business on February 22, 2006.

The Company has appealed the Staff’s determination by requesting a hearing before a Nasdaq Listing Qualifications Panel.  The filing of that request stays delisting of the Company’s securities pending the hearing panel’s determination.

Prior to the hearing, the Company intends to submit a new listing application and, at the hearing, hopes to demonstrate to the hearing panel that the post-acquisition Company meets Nasdaq’s new listing criteria.  Submission of the new listing application does not stay the delisting process, and there is no assurance that the hearing panel will grant the Company’s request for continued listing.

This press release includes forward-looking statements within the meaning of Federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in such forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.